SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Destination Maternity Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25065D100

(CUSIP Number)

Jeffrey Symons

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3939

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25065D100	Page 2 of 6

1	NAMES OF REPORTING PERSONS Orchestra-Premaman S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.01%[1]
14	TYPE OF REPORTING PERSON (see Instructions) CO

1 The percentage was calculated based on 14,014,351 shares of DM Common Stock outstanding as of December 2, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on December 8, 2016.

CUSIP No. 25065D100	Page 3 of 6

1	NAMES OF REPORTING PERSONS Yeled Invest S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,921,820
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 1,921,820
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,922,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%[2]
14	TYPE OF REPORTING PERSON (see Instructions) CO

2 The percentage was calculated based on 14,014,351 shares of DM Common Stock outstanding as of December 2, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on December 8, 2016.

CUSIP No. 25065D100	Page 4 of 6

Item 1.   Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 14, 2015, as amended by Amendment No. 1 filed on February 8, 2016, Amendment No. 2 filed on March 18, 2016 and Amendment No. 3 filed on May 2, 2016 (as so amended the “Schedule 13D”) by Orchestra-Premaman S.A. (“Orchestra-Premaman”) and Yeled Invest S.à.r.l. (“Parent” and, together with Orchestra-Premaman, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (“DM Common Stock”), of Destination Maternity Corporation, a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 4 have the respective meanings ascribed to them in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

The disclosure under Item 4 is incorporated herein by reference.

Item 4.   Purpose of the Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On December 19, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Orchestra-Premaman and US OP Corporation, a newly formed wholly owned subsidiary of Orchestra-Premaman (“Merger Sub”). The Merger Agreement provides, among other things and subject to the terms and conditions set forth therein, for the merger of Merger Sub with and into the Issuer (such merger, the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Orchestra-Premaman.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of DM Common Stock (other than shares owned directly by Orchestra-Premaman, Merger Sub or the Issuer immediately prior to the Effective Time) will be converted into the right to receive 0.515 American depositary shares of Orchestra-Premaman (“Orchestra ADSs”). Each Orchestra ADS represents one Orchestra ordinary share with a nominal value of €1.20 per ordinary share (“Orchestra Ordinary Share”) and will be evidenced by an American depositary receipt. The Orchestra ADSs to be issued in the Merger will be listed on the NASDAQ Stock Market (“NASDAQ”).

Completion of the Merger is subject to satisfaction or waiver of customary closing conditions including, among other things, (1) the adoption of the Merger Agreement by the Issuer’s stockholders; (2) the requisite approval by Orchestra-Premaman’s shareholders approving the issuance of Orchestra Ordinary Shares in connection with the Merger, (3) the effectiveness of a registration statement on Form F-4 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by Orchestra-Premaman for the registration of the Orchestra ADSs to be issued in the Merger; (4) NASDAQ’s authorization of the listing of Orchestra ADSs to be issued in the Merger; (5) the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and clearance under EU Merger Regulation; (6) the accuracy of the other party’s representations and warranties contained in the Merger Agreement (subject to specified materiality thresholds); (7) the other party’s performance in all material respects of its obligations under the Merger Agreement; and (8) the absence of a material adverse effect, as defined in the Merger Agreement, on the part of the other party.

The Merger Agreement contains certain termination rights for both the Issuer and Orchestra, including, in the case of the Issuer, in specified circumstances in connection with an alternative acquisition proposal that has been determined by the board of directors of the Issuer to be a superior proposal (as defined in the Merger Agreement). Upon termination of the Merger Agreement, under specified circumstances (including, in the case of the Issuer, in connection with a superior proposal and, in the case of Orchestra, the failure to obtain the required Orchestra shareholder approval), either the Issuer or Orchestra may be required to pay the other party a termination fee of $5.0 million. In addition, and except in certain limited circumstances, if the Merger Agreement is terminated due to the failure to obtain the required vote from the Issuer’s stockholders to adopt the Merger Agreement, the Issuer will be obligated to reimburse Orchestra for its reasonable out-of-pocket fees and expenses incurred in connection with the Merger Agreement, subject to a cap of $2.5 million. Such expense reimbursement may be deducted from any termination fee payable by the Issuer, if applicable.

CUSIP No. 25065D100	Page 5 of 6

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not purported to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached as Exhibit 2.1 hereto and incorporated herein by reference. A copy of the joint press release issued by the Issuer and Orchestra-Premaman relating to the execution of the Merger Agreement is attached as Exhibit 99.1 hereto and incorporated herein by reference.

The representations, warranties and covenants set forth in the Merger Agreement have been made only for the purposes of the Merger Agreement and solely for the benefit of the parties thereto. In addition, such representations, warranties and covenants (i) are subject to materiality qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors, (ii) are made only as of the dates specified in the Merger Agreement and (iii) have been included in the Merger Agreement for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding its terms and not to provide investors with any other factual information regarding the parties or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s public disclosures.

Item 6.   Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures in Item 4 is incorporated herein by reference.

In connection with the execution of the Merger Agreement, the Issuer, Orchestra-Premaman and Parent, which owns approximately 68% of the OP Ordinary Shares, have entered into a Governance Agreement (the “Governance Agreement”). Among other things, the Governance Agreement provides for certain terms and conditions with respect to the governance of Orchestra-Premaman following the completion of the Merger, including provisions relating to board composition, establishment of board committees, and certain significant transactions that would require supermajority approval by the board of directors of Orchestra-Premaman. The Governance Agreement also requires Orchestra-Premaman to maintain the listing of the Orchestra ADSs on NASDAQ for three years after the closing, and to make certain disclosures to Orchestra-Premaman’s shareholders. In addition, Parent has agreed to vote the OP Ordinary Shares and the DM Common Stock owned by it in favor of the transaction at the Orchestra-Premaman shareholders meeting and the Issuer stockholders meeting, respectively. The Governance Agreement will terminate upon the earlier to occur of the termination of the Merger Agreement pursuant to its terms and the third anniversary of the Effective Time.

The foregoing description of the Governance Agreement is not purported to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

Exhibit 2.1	Agreement and Plan of Merger, dated as of December 19, 2016, by and among Destination Maternity Corporation, Orchestra-Premaman S.A. and US OP Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Destination Maternity Corporation with the SEC on December 20, 2016).

Exhibit 10.1	Governance Agreement, dated as of December 19, 2016, by and among Orchestra-Premaman S.A., Yeled Invest S.à.r.l. and Destination Maternity Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Destination Maternity Corporation with the SEC on December 20, 2016).

Exhibit 99.1	Joint Press Release, dated December 20, 2016 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Destination Maternity Corporation with the SEC on December 20, 2016).

CUSIP No. 25065D100	Page 6 of 6

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Amendment No. 4 is true, complete and correct.

ORCHESTRA-PREMAMAN S.A.

By:	/s/Pierre Mestre
Name: Pierre Mestre
Title: Chairman

YELED INVEST S.à r.l.

By:	/s/Fons Mangen
Name: Fons Mangen
Title: Manager

By:	/s/Carine Reuter-Bonert
Name: Carine Reuter-Bonert
Title: Manager

Dated: December 20, 2016